April 14, 2026

Dwight Egan
President
Co-Diagnostics, Inc.
2401 S. Foothill Drive
Salt Lake City, UT 84109

       Re: Co-Diagnostics, Inc.
           Draft Registration Statement on Form S-3
           Submitted April 10, 2026
           CIK 0001692415
Dear Dwight Egan:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:   David Marx